Goodwin Procter The New York Times Building 620 Eighth Avenue New York, NY 10018

April 12, 2023

Office of Energy & Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Brian McAllister, Craig Arakawa, Timothy S. Levenberg and Laura Nicholson

Re:	C3is Inc.

Amendment No. 1 to Draft Registration Statement on Form F-1

Submitted on January 25, 2023

CIK No. 0001951067

Ladies and Gentlemen,

This letter sets forth the response of C3is Inc. (the “Registrant”) to the comment letter dated February 13, 2023 of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “SEC”) with respect to the Registrant’s Draft Registration Statement on Form F-1 confidentially submitted via EDGAR on January 25, 2023 (the “Registration Statement”).

The Registrant has filed with the SEC a revised Registration Statement on Form F-1 (the “Revised Registration Statement”) today via EDGAR responding to the Staff’s comments. In order to facilitate your review, we have repeated the Staff’s comments below.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement. Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant. References to page numbers in the comments below are to page numbers in the Registration Statement. References to page numbers in the responses below are to page numbers in the Revised Registration Statement.

Amendment to Draft Registration Statement on Form F-1

Risk Factors

Charters at attractive rates may not be available when the charters for our vessels expire, which would have an adverse impact, page 36

1.

Please disclose all material terms of your time charter agreements, including any provisions regarding termination of the agreements. In addition, please file the time charter agreements as exhibits to your registration statement, or tell us why you believe that you are not required to file such agreements. Refer to Item 601(b)(10) of Regulation S-K.

April 12, 2023

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 85 to 87 to describe the material terms of the existing charters for its vessels. The Registrant respectfully advises the Staff that in light of the short term duration and market terms of these charter contracts which were entered into in March 2023 and April 2023, respectively, and expire in April 2023 and June 2023, respectively, upon expiration of which the Registrant would seek to re-employ its vessels on different charters as it has done on a number of occasions in the past year, it does not consider these charters to be material agreements.

You may experience future dilution as a result of future equity offerings and other issuances, page 51

2.

We note your disclosure regarding the risk of future dilution as a result of future equity offerings and other issuances of your common shares, preferred shares or other securities. Please include risk factor disclosure regarding the risk of dilution in connection with the potential conversion of the Series A Convertible Preferred Shares, if material.

Response: In response to the Staff’s comment, the Registrant has revised the Registration Statement on pages 52 and 53 to add risk factor disclosure regarding the risk of dilution in connection with the potential conversion of the Series A Convertible Preferred Shares.

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Please contact the undersigned at (212) 459-7257 or via email at FMurphy@goodwinlaw.com if you have any questions with respect to the foregoing.

Very truly yours,

Goodwin Procter LLP

By:	/s/ Finnbarr D. Murphy
Finnbarr D. Murphy

cc:	Diamantis Andriotis, C3is Inc.